Exhibit 77(e)(17)

SUBSTITUTION AGREEMENT

This Substitution Agreement is made as of April 1, 2010, by and among Wells Capital Management Inc. (the "Portfolio Manager"), ING Investors Trust (the "Trust"), and Directed Services LLC (the "Manager").

WHEREAS, Evergreen Investment Management Company, LLC ("Evergreen"), formerly a direct, wholly-owned subsidiary of Wachovia Corporation ("Wachovia"), and the Manager entered into a Portfolio Management Agreement (the "Agreement") dated November 12, 2008; and

WHEREAS, as of December 31, 2008, Wells Fargo & Company ("Wells Fargo") completed the acquisition of Wachovia, thereby making Evergreen an indirect, wholly-owned subsidiary of Wells Fargo (the "Acquisition"); and

WHEREAS, the Portfolio Manager, an indirect, wholly-owned subsidiary of Wells Fargo, desires to substitute itself for Evergreen as a party under the Agreement (the "Substitution") as part of the integration of the Wells Fargo investment advisory businesses; and

WHEREAS, by virtue of the Substitution, the Portfolio Manager shall succeed to all of the rights, duties, responsibilities and liabilities of Evergreen under the Agreement, and wishes to confirm by this Substitution Agreement that it assumes all duties and obligations of Evergreen contained in the Agreement; and

WHEREAS, under these circumstances, the Manager wishes to enter into this Substitution Agreement to memorialize its ratification and approval of the substitution of the Portfolio Manager as a party under the Agreement, replacing Evergreen.

NOW, THEREFORE, it is agreed as follows:

1.            Substitution of Party. Effective as of the date first written above, the Portfolio Manager hereby substitutes itself for Evergreen under the Agreement, replacing Evergreen for all purposes under the Agreement.

2.           Performance of Duties. The Portfolio Manager hereby acknowledges and agrees that, by virtue of the Substitution, it has assumed and will perform all of Evergreen's duties and obligations under the Agreement and will be subject to all of the terms and conditions of the Agreement.

3.            Consents. The Manager hereby consents to the assumption by the Portfolio Manager of the interests, rights and responsibilities of Evergreen under the Agreement and agrees, subject to the terms and conditions of the Agreement: (a) to look solely to the Portfolio Manager for the performance of duties and obligations under the Agreement after the effective date written above; and (b) to continue to perform the Manager's obligations under the Agreement as if Evergreen and the Portfolio Manager were one and the same entity from the inception of the Agreement.

4.           Representations.

(a)           The Portfolio Manager represents and warrants the Substitution will not result in any material change in the management, operations, services, personnel or other resources of Wells Fargo available to the Portfolio Manager to meet its obligations to the Manager under the Agreement.

(b)           The Trust represents and warrants that the independent Trustees of the Trust have approved the Substitution and the continuation of the Agreement.

5.           Benefit. This Substitution Agreement is intended for the benefit of the parties hereto, Evergreen and any permitted assignees.

IN WITNESS WHEREOF, the parties hereto have caused this Substitution Agreement to be executed by their duly authorized officers as of the date and year first written above.

INVESTORS TRUST

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

DIRECTED SERVICES ING LLC

By:	/s/ Todd Modic
Todd Modic
Vice President

WELLS CAPITAL MANAGEMENT INC.

By:	/s/ Matt Mavotz

Name:	/s/ Matt Mavotz

Title:	Client Service Manager